PRESS RELEASE

Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
...ermuda



To: Business Editor

For immediate release

DAIRY FARM TO RETAIN WOOLWORTHS NEW ZEALAND

20th December 2001 — Dairy Farm International Holdings Limited today announced that, following a review of options for Woolworths New Zealand Limited, it has confirmed its intention to retain the business and will hold no further discussions with parties interested in acquiring it.

As announced in May, a review of Dairy Farm's options for Woolworths New Zealand arose from an unsolicited expression of interest in the business from Foodland Associated Limited ("FAL"), which resulted in other parties also expressing interest. The protracted application process for New Zealand Commerce Commission approval by FAL prolonged the review.

Following the recent decision by the New Zealand Commerce Commission to block FAL's application, Dairy Farm considers that retaining the business is in the best interests of its shareholders.

Mr Ronald J Floto, Group Chief Executive of Dairy Farm said, "Woolworths New Zealand is a very successful and profitable business. Its continued strong performance over the last seven months, despite the uncertainties during FAL's applications for approval, reflects the talent and dedication of our Woolworths team members.

"I am pleased to be able to confirm that the business will remain a valuable component of the Dairy Farm Group."

Dairy Farm is a leading pan-Asian food and drugstore retailer. As at 30th June 2001, the Group and its associates operated over 2,000 outlets, principally supermarkets, hypermarkets, convenience stores and drugstores, employed some 52,600 people in the region, and had 2000 total sales from ongoing operations of over US$4 billion. Dairy Farm is a member of the Jardine Matheson Group.

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Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability
5/F Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

For further information, please contact:

Dairy Farm Management Services Limited
Howard Mowlem | (852) 2299 1896 (office)
(852) 9612 6665 (mobile)
Email: hmowlem@dairy-farm.com.hk

Professional Public Relations NZ Limited
Bruce Rogers | (64) 9 979 2000 (office)
(64) 21 984 424 (mobile)
Email: brogers@ppr.com.au

Golin/Harris Forrest
Bob Fienberg | (852) 2501 7908
Email: bob.fienberg@golinharris.com.hk

This and other Group announcements can be accessed through the Internet at "www.dairyfarmgroup.com".